  Exhibit 99.1

October 11, 2016 TSX: SAM

Starcore Status with the SEC

Vancouver, B.C. – Further to its news release of August 17, 2016, Starcore International Mines Ltd. (TSX:SAM) (the “Company” or “Starcore”) reports that October 11, 2016 is the effective date of its registration statement on Form 20-F (the “Effective Date”) as filed with the United States Securities & Exchange Commission (“SEC”) for the purpose of registering its common shares under section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the Effective Date, the Company becomes subject to the reporting requirements under Section 13(a) of the Exchange Act.

Although the registration statement remains subject to review by SEC Staff until all of their comments have been addressed, broker-dealers in the United States will be able to take the steps required by Rule 15c2-11 under the Exchange Act and the rules of the Financial Industry Regulatory Authority, Inc. to resume transactions in the Company’s common shares.

For further inquiries, please contact Investor Relations with details listed below.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange. The Company is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. The Company has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Director & Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.